Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

Patrick J. O’Malley Executive Vice President and Chief Financial Officer Telephone: (831) 439-2545 Fax: (831) 439-2528 Email: Pat.J.O’Malley@seagate.com

November 19, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology
Form 10-K for the fiscal year ended June 27, 2008
Filed August 13, 2008
Definitive Proxy Statement on Schedule 14a
Filed September 19, 2008
File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated October 31, 2008 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the fiscal year ended June 27, 2008

Business

Customers, page 13

1.	We note your statement that both Dell and HP accounted for more than 10% of your revenues in 2008. State whether you have an agreement with both Dell and HP and if so, disclose the material terms. If there are agreements, please also provide us an analysis for each agreement as to why it does not need to be filed under Item 601(b)(10) of Regulation S-K.

Response:

Seagate’s relationships with both Dell and HP as OEM customers are governed by master purchase agreements. These agreements outline the general terms of the business relationships with these customers such as shipping, payment and warranty terms. They are entered into in the ordinary course of business, are common in the industry and do not differ materially from those between Seagate and its other large OEM customers. These arrangements are not exclusive and contain no obligations requiring these customers to purchase or Seagate to sell any specific quantities of our products. Seagate only ships products to these customers pursuant to the receipt of authorized purchase orders. The master purchase agreements operate as a convenience that allows for the use of shorter form purchase orders, if and when orders are submitted.

Although Seagate may realize revenue greater than 10% from Dell and HP, the Company is not substantially dependent on the agreements in place with these customers within the meaning of Item 601(b)(10)(ii)(B). The revenue we generate from Dell and HP and other OEM customers depends heavily on fluctuating industry demand, our ability to meet the OEM qualification standards for products to be included in their systems and the quality of our relationships with them as OEM customers. Our relationships with Dell and HP span many years. Characterizing the ordinary course master purchase agreements as material contracts may give them the appearance of greater significance than their terms would otherwise suggest since the contracts do not require purchases or ensure any level of purchase activity, or otherwise create an incentive or obligation for the customers to purchase product.

Hence, we do not believe our business could be viewed as substantially dependent on them within the meaning of 601(b)(10)(ii) of Regulation S-K. In light of the Staff’s comment, however, we will in future filings note that we have master purchase agreements in place with Dell and HP that are cancelable for convenience by either party upon written notice, and do not require either customer to purchase any minimum or other specified quantity of our products.

Properties, page 36

2.	Ensure that you have provided all of the information required by Item 102 of Regulation S-K, which requires information as to the suitability, adequacy, productive capacity and extent of utilization of your principal facilities. Refer to Instruction 1 to Item 102.

Response:

We note the Staff’s comment and will add additional disclosure in future filings substantially in the following form:

With the exception of certain facilities that are included in various exit plans as described in “Note 5: Restructuring and Exit Costs”, we believe that our existing facilities are suitable and adequate for our present purposes and that the productive capacity in such facilities is substantially being utilized or we have plans to utilize them.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Seagate Overview

Operating Performance

Mobile, page 47

3.	Ensure that you have provided a discussion of any material events that have occurred or you expect will occur that affect your financial results. As an example, we note your statement that your slower than market growth in this market was mainly attributable to delayed product introductions allowing your competitors to capture additional market share. We also note that statements by your CEO in your fourth quarter earnings conference call that you had experienced product execution, product qualifications and spending problems. Expand your discussion to explain the reasons for the delayed introductions and spending problems and the steps you are taking to address the concerns. Refer to Part III.B.4, paragraph 2 of Release No. 34-48960 (December 2003).

Response:

We respectfully acknowledge the Staff’s comment and are cognizant of the Staff’s guidance in paragraph 2, Part III.B.4 of Release No. 34-48960 regarding Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We consistently use the Staff’s guidance in the Release in our review of our earnings releases and transcripts of earnings calls to identify material factors affecting our results of operations. We strive to provide explanations beyond identifying intermediate causes without burdening or distracting the reader with immaterial detail, in accordance with the Staff’s guidance on materiality in Part III.B.2 of the same Release. We believe that our disclosure in our annual report referenced in the Staff’s comment meets the disclosure requirements of Item 303 of Regulation S-K and the Staff’s guidance in paragraph 2, Part III.B.4 of the Release.

The Staff’s comment references the section of MD&A that discusses product specific revenue performance for each of our product market applications. Our discussion on our Mobile product market application describes how the Mobile market’s overall growth rate in units shipped was 45% while our growth rate in units shipped for this market was 38%. As the Staff highlights in its comment, our disclosure notes that “[o]ur slower than market growth was mainly attributable to delayed product introductions allowing our competitors to capture additional market share during the year.”

We believe that this disclosure is of the same level of detail as described in paragraph 2, Part III.B.4 of the Release, which provides that “[t]he analysis should reveal underlying material causes of the matters described, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share….” We believe that our disclosure identifies both the intermediate trend—the lost market share—and the underlying material cause of that trend—our delayed product introductions—in accordance with the Staff’s guidance. Our CEO’s comments that the Staff references in the transcript of our earnings call were, as he described, adding color to a response provided by our CFO to a question about the September quarter’s forecasted gross margin. As the Staff’s guidance in paragraph 5 of Part III.B.2 of the same Release notes, “[t]here…may be circumstances where an item may not be material in the context of a discussion of annual results of operations but is material in the context of interim results.” While we recognize that the comments of our CEO that the Staff references are not strictly limited to the Company’s performance in one fiscal quarter, his response does not describe the underlying material cause for the lost market share in the Mobile product market application for the fiscal year. Consequently, we provided what we believe to be an appropriate level of detail relevant for the Mobile product market application for our annual report.

We will, however, continue our practice of reviewing our earnings releases and transcripts of earnings calls to ensure that items in that context are disclosed in our periodic reports when appropriate in accordance with the Staff’s guidance in Release No. 34-48960. We appreciate the Staff’s observations and will use them in considering the application of Release No. 34-48960 to our future filings.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Critical Accounting Policies and Use of Estimates, page 75

4.	Your disclosures on pages 65, 76 and 109 indicate that you engage third-party valuation firms to assist you in the determination of fair value for certain asset and liabilities assumed in business combinations. Please describe the nature and extent of the specialists’ involvement in determining the fair value to ascribe to certain tangible and intangible assets acquired and liabilities assumed.

Response:

We use third-party valuation firms primarily to obtain access to comparable company data, utilize their expertise related to other market participants, and to assist with the performance of the fair value calculations of certain tangible and intangible assets and certain liabilities assumed in business combinations. The valuations were based on financial projections and other assumptions provided by the Company. In each case, we reviewed and approved the valuations. In the future, we will remove references to the use of these third-party valuation firms for these purposes in order to avoid any implication that we are relying upon third-parties as experts. However, if we use third-party valuations more extensively in the future, we will follow the Staff’s guidance in Rule 436(b) of Regulation C to determine if written consents of such persons are required to be filed as exhibits.

Note 4. Income Taxes, page 96

5.	We noted from your disclosures on pages 53 and 98 that you utilized an independent valuation specialist to determine the IRC Section 382 annual limitations in connection with the sale of common shares to the public by New SAC. Please describe the nature and extent of the specialists’ involvement in determining the annual limitations.

Response:

One of the requirements under Internal Revenue Code Section 382 for determining the annual limitation on the usage of U.S. tax attribute carryovers is to quantify the fair market value of the Company’s U.S. subsidiaries subject to the limitation as of the date of the specified ownership change which triggered application of the Section 382 rules. The Seagate common shares sold by New SAC were publicly traded and reflected enterprise-wide value including a portion attributable to Seagate entities not subject to the U.S. taxation system. Therefore, a separate valuation was required specifically for the entities subject to U.S. tax in order to determine the subsequent annual Section 382 limitation.

Seagate engaged an independent valuation firm to assist the Company with the determination of fair market value of the specific U.S. entities subject to the annual Section 382 limitation as defined by the Internal Revenue Code and supporting court decisions dealing with fair market value. The valuation was based on financial projections and other assumptions provided by the Company and we reviewed and approved the final valuation. In the future, we will remove references to the use of a third-party valuation firm in order to avoid any implication that we are relying upon third-parties as experts. However, if we use third-party valuations more extensively in the future, we will follow the Staff’s guidance in Rule 436(b) of Regulation C to determine if written consents of such persons are required to be filed as exhibits.

Note 11. Goodwill and Other Intangible Assets, page 115

6.	We note the recent drop in your stock price and market capitalization since the fiscal year ended June 27, 2008. It appears as though this event may represent an occurrence of a triggering event that may require you to test your goodwill for impairment before your annual test. See paragraph 28 of SFAS 142. If so, please tell us how your evaluation of goodwill complies with paragraphs 19 through 22 of SFAS 142. Explain how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Compare the fair value for your reporting units to the company’s market capitalization, and if materially different, please provide us with the underlying reasons.

Response:

We acknowledge the Staff’s observation regarding the decrease in our stock price and, therefore, our market capitalization since the fiscal year ended June 27, 2008. While we do monitor our stock price and market capitalization, we do not believe that the decrease in our stock price and market capitalization since June 27, 2008 through the filing date of our Form 10-Q for the quarter ended October 3, 2008 constitutes a triggering event that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value such that an interim goodwill impairment test based on the guidance in SFAS 142 is required.

We monitored events and circumstances including those described in paragraph 28 (a) to (g) to determine whether a triggering event occurred since our 2008 fiscal year-end and through the filing date of our Form 10-Q for the quarter ended October 3, 2008. Through that date, we did not believe there was evidence that an event or circumstance had occurred that would require an interim evaluation of goodwill impairment, and we believed the long-term growth trends in our industry and for the Company remained positive. We will continue to monitor our stock price, the macro-economic environment, industry trends and the other events and circumstances described in paragraph 28 (a) to (g) for indicators that could represent a triggering event. If we determine that any of these factors are indicative of a triggering event suggesting it is more likely than not that the fair value of one of our reporting units has fallen below its carrying value, we will perform a test for goodwill impairment in the period we make such determination.

Definitive Proxy Statement on Schedule 14A filed September 19, 2008

Compensation Discussion & Analysis

How We Determine Individual Compensation Amounts, page 28

7.

You state that you target total compensation for each NEO at the 75th percentile range of the Peer Group. In future filings, discuss the factors you considered in selecting this percentage range for the NEOs’ total compensation. Additionally, discuss the extent to which you considered the comparative performance of the Peer Group companies and, if you did, how your performance compares to them.

Response:

In future filings, the Company will discuss the factors its Compensation Committee considered in selecting a particular percentile range of the Peer Group for the NEOs’ target total compensation or for one or more specific components of target total compensation. Additionally, in future filings, the Company will discuss the extent to which its Compensation Committee considered the comparative performance of the Peer Group companies and, if it did, how the Company’s performance compares to them.

Base Salary, page 29

8.	You state that in approving NEO salaries you considered individual performance. As a result, it appears that the objectives you set for evaluating performance are a material part of your compensation policy. In future filings, please disclose the objectives in qualitative and quantitative terms, or tell us why you have not disclosed them. If you disclose the objectives, discuss whether, for each executive, he met them, including a discussion of by what margin or amount the objectives were, or were not, met. If you do not disclose the objectives, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed objective. To the extent other performance objectives are omitted, such as those relating to an executive’s individual performance in regard to variable pay or AEPS for the various awards under the 2004 Plan, please provide corresponding responses.

Response:

In future filings, the Company will disclose the factors material to the determination of an NEO’s base salary, and, to the extent that individual performance is a material factor, the Company will either disclose each NEO’s individual performance objectives in both qualitative and quantitative terms or explain why the Company has not disclosed them. If the Company discloses the objectives, the Company will discuss whether or not each NEO met his objectives, and by what extent such NEO exceeded or failed to meet such objectives. If the Company does not disclose the objectives, the Company will discuss how difficult it would be for each NEO, or how likely it will be for the Company, to achieve the undisclosed objectives. To the extent individual performance or another performance objective is a material factor in regard to variable pay or AEPS for the various awards under the 2004 Plan, the Company will use the same standard.

Variable Pay, page 29

9.	In future filings, describe the accomplishments that resulted in the quality goal being achieved to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

Response:

In future filings, the Company will describe its performance with respect to achievement of the quality goal to enable shareholders to better understand the nature of those accomplishments and how they benefited the Company.

10.	We note that the Committee approved a $2 million Supplemental Award Pool that was added to the AIBP. In future filings, please clarify the circumstances that would result in the Committee approving a supplemental award pool and discuss the reasons why an award is, or is not, made as a result.

Response:

In future filings, the Company will clarify the circumstances that would result in the Compensation Committee approving a supplemental award pool and will also discuss the reasons why an award is, or is not, made as a result.

Severance and Other Post-Termination payments, page 33

11.	In future filings, explain why you adopted that Plan at this time. In addition, explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the Severance Plan. See Item 402 (b)(1)(v) of Regulation S-K.

Response:

In future filings, the Company will describe the reasons for the timing of the adoption of the Severance Plan and how it determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the Severance Plan.

If you should have any questions or comments regarding this letter, please contact Patrick J. O’Malley, Executive Vice President, Finance and Chief Financial Officer, at 831-439-2545 or Kenneth M. Massaroni, Senior Vice President, General Counsel, and Secretary, at 831-439-2547.

Sincerely,

/s/ Patrick J. O’Malley
Patrick J. O’Malley
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

cc: Kenneth M. Massaroni

Senior Vice President,

General Counsel and Secretary

David Z. Anderson

Vice President Finance,

Principal Accounting Officer

William H. Hinman, Jr.

Ryan P. Nolan

Simpson Thacher & Bartlett LLP

Morgan Youngwood

Securities and Exchange Commission